Exhibit 3.1
CERTIFICATE OF AMENDMENT OF THE
RESTATED CERTIFICATE OF INCORPORATION
OF SANGAMO THERAPEUTICS, INC.
Sangamo Therapeutics, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, hereby certifies that:
First: The name of the Corporation is Sangamo Therapeutics, Inc. (the “Corporation”).
Second: The date of filing of the Restated Certificate of Incorporation of the Corporation with the Secretary of State of the State of Delaware was June 2, 2023.
Third: The Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware, adopted resolutions amending its Restated Certificate of Incorporation as follows:
Paragraph A of ARTICLE IV of the Corporation’s Restated Certificate of Incorporation be, and it hereby is, amended and restated to read in its entirety as follows:
“A. Classes of Stock. The total number of shares of stock which the Corporation shall have authority to issue is nine hundred sixty-five million (965,000,000), consisting of five million (5,000,000) shares of Preferred Stock, par value $0.01 per share (the “Preferred Stock”), and nine hundred sixty million (960,000,000) shares of Common Stock, par value $0.01 per share (the “Common Stock”).”
Fourth: The foregoing amendment was submitted to the stockholders of the Corporation for their approval, and was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.
In Witness Whereof, this Certificate of Amendment has been signed this 4th day of June, 2024.

Sangamo Therapeutics, Inc.
By: /s/ Alexander D. Macrae
Alexander D. Macrae, M.B., Ch.B., Ph.D.
President and Chief Executive Officer